Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Years Ended December 31,
	(In millions, except ratios)
	2014	2013	2013	2012	2011	2010	2009

Income (loss) from continuing operations before provision for income tax	3776	$1,808	$4,052	$1,442	$9,184	$3,729	$(4,618)
Less: Undistributed income (loss) from equity investees	288	333	587	377	180	424	(1,473)

Adjusted earnings before fixed charges (1)	$3,488	$1,475	$3,465	$1,065	$9,004	$3,305	$(3,145)

Add: Fixed charges
Interest and debt issue costs (2)	645	675	1,352	1,389	1,666	1,565	1,083
Estimated interest component of rent expense	18	17	32	28	34	50	74
Interest credited to bank deposits	—	2	2	78	95	137	163
Interest credited to policyholder account balances	3,178	4,436	8,179	7,729	5,603	4,919	4,845

Total fixed charges	$3,841	$5,130	$9,565	$9,224	$7,398	$6,671	$6,165

Preferred stock dividends (3)	85	73	146	134	385	173	225

Total fixed charges plus preferred stock dividends	$3,926	$5,203	$9,711	$9,358	$7,783	$6,844	$6,390

Total earnings and fixed charges	$7,329	$6,605	$13,030	$10,289	$16,402	$9,976	$3,020

Ratio of earnings to fixed charges (1)	1.91	1.29	1.36	1.12	2.22	1.50	—

Total earnings including fixed charges and preferred stock dividends	$7,414	$6,678	$13,176	$10,423	$16,787	$10,149	$3,245

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.89	1.28	1.36	1.11	2.16	1.48	—

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $3,145 million for the year ended December 31, 2009, primarily due to increased derivatives losses on freestanding derivatives, partially offset by gains on embedded derivatives.
(2)	Interest costs include $31 million and $67 million related to variable interest entities for the six months ended June 30, 2014 and 2013, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and a ratio of earnings to fixed charges including preferred stock dividends of 1.92 and 1.90 and 1.29 and 1.29, respectively, for the six months ended June 30, 2014 and 2013, respectively. Interest costs included $122 million, $163 million and $324 million related to variable interest entities for the years ended December 31, 2013, 2012 and 2011, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.37 and 1.36, 1.12 and 1.12, and 2.49 and 2.40, for the years ended December 31, 2013, 2012 and 2011, respectively.
(3)	For the year ended December 31, 2011, preferred stock dividends includes the redemption premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.

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